Exhibit 99.84

mCLOUD TECHNOLOGIES CORP.

(formerly Universal mCloud Corp.)

Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars, unless otherwise noted)

For the Three Months Ended March 31, 2020 and 2019

Note to reader:

June 25, 2020

These amended unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020 and 2019 replace those previously filed on May 26, 2020. The amendment is with respect to the period ended March 31, 2019 reported in the Company's condensed consolidated interim statements of loss and comprehensive loss, condensed consolidated interim statements of changes in equity, and condensed consolidated interim statements of cash flows. Certain reclassifications of balances were also made to conform with current classification. See note 25.

mCloud Technologies Corp.

Amended Condensed Consolidated Interim Statements of Financial Position

As at March 31, 2020 and December 31, 2019

(Unaudited - Expressed in Canadian Dollars)

ASSETS	Notes	March 31, 2020	December 31, 2019
Current assets
Cash and cash equivalents		$3,036,746	$529,190
Trade and other receivables	7,8	6,317,215	6,562,069
Inventory		123,051	98,606
Prepaid expenses and deposits	9	1,767,281	740,406
Current portion of long-term receivables	7	2,977,572	2,907,806
Due from related party	20	32,464	—
Total current assets		$14,254,329	$10,838,077
Non-current assets
Long term portion of prepaid expenses and deposits	9	85,481	86,913
Long-term receivables	7	1,852,813	1,586,429
Right-of-use assets	11	4,221,164	4,206,808
Property and equipment	10	668,112	710,552
Intangible assets	12	27,790,838	23,671,089
Goodwill	12	$18,758,975	$18,758,975
Total non-current assets	4	$53,377,383	$49,020,766
Total assets		$67,631,712	$59,858,843
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	24	$625,495	$1,471,805
Trade payables and accrued liabilities	13,16,20	8,197,426	8,837,367
Deferred revenue	8	2,066,123	1,138,281
Due to related party	20	867,180	799,038
Loans and borrowings	15	2,570,551	3,004,717
Warrant liabilities	5	774,053	725,086
Current portion of lease liabilities	11	804,833	720,457
Business acquisition payable	14,23	2,165,830	1,043,314
Total current liabilities		$18,071,491	$17,740,065
Non-current liabilities
Convertible debentures	16	$17,963,636	$17,535,946
Lease liabilities	11	3,605,597	3,641,627
Loans and borrowings	15	10,577,119	10,968,338
Business acquisition payable	14,23	701,323	—
Deferred income tax liability		4,223,385	3,854,614
Total liabilities		$55,142,551	$53,740,590
Shareholders' equity
Share capital	17	$49,504,223	$45,368,745
Contributed surplus	18	20,280,737	8,093,119
Accumulative othercomprehensive income (loss)		108,903	363,250
Deficit		(59,128,269)	(49,631,099)
Total shareholders' equity		$10,765,594	$4,194,015
Non-controlling interest	5	1,723,567	1,924,238
Total liabilities and shareholders' equity		$67,631,712	$59,858,843

Nature of operations and going concern (note 1)

Related party transactions (note 20)

Events after reporting period (note 26)

Approved by the Board of Directors

Russ McMeekin"	"Michael A. Sicuro"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

mCloud Technologies Corp.

Amended Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the Three Months Ended March 31, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

		Three months ended March 31,
		2020	2019
			Restated
			(note 25)

Revenue	4,8	$6,558,204	$327,657
Cost of sales		2,496,392	38,412
Gross profit		$4,061,812	$289,245
Expenses
Salaries, wages and benefits	20	$6,010,494	$1,268,410
Sales and marketing		545,804	48,995
Research and development	20	—	302,052
General and administration		1,347,517	574,817
Professional and consulting fees	20	2,088,751	515,208
Share based compensation	18	400,862	453,341
Depreciation and amortization	10,11,12	1,573,516	53,393
Total expenses		$11,966,944	$3,216,216
Operating Loss		$7,905,132	$2,926,971
Other expenses (income)
Finance costs	21	$1,465,266	$47,819
Finance income		(12,103)	(179,403)
Foreign exchange gain		(501,472)	(14,441)
Business acquisition costs and otherexpenses	6	73,105	—
Loss before tax for the period		$(8,929,928)	$(2,780,946)
Current tax income		150,215	—
Deferred tax expense		(573,682)	—
Net loss for the period		$(9,353,395)	$(2,780,946)
Other comprehensive income (loss)
Foreign subsidiary translation difference		(598,793)	578,265
Comprehensive loss for the period		$(9,952,188)	$(2,202,681)

Net (loss) income for the period attributable to:
Parent company		$(9,497,170)	(2,780,946)
Non-controlling interest		143,775	—
		(9,353,395)	(2,780,946)
Comprehensive (loss) income for the period attributable to:
Parent company		$(10,152,859)	(2,202,681)
Non-controlling interest		200,671	—
		$(9,952,188)	$(2,202,681)
Loss per share - basic and diluted		$(0.50)	$(0.30)
Weighted Average Number of Common Shares and Equivalents Outstanding		19,026,849	9,145,323

mCloud Technologies Corp.

Amended Condensed Consolidated Interim Statements of Changes in Equity (Deficiency)

For the Three Months Ended March 31, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Non- controlling Interest (notes 5 and 25)	Deficit	Total Shareholders' Equity (Deficiency)
		$	$	$	$	$	$
Balance, December 31, 2018		19,815,174	1,759,217	(44,464)	—	(18,976,757)	$2,553,170
Share-based payments (Restated - note 25)	18, 25	—	453,340	—	—	—	$453,340
RSU's exercised		21,416	(21,416)	—	—	—	—
Stock options exercised		500,811	(96,647)	—	—	—	404,164
Contingent shares issued to Flow Capital		—	712,000	—	—	—	712,000
Settlement of debt with shares		19,752	—	—	—	—	19,752
Share issuance costs		(3,300)	—	—	—	—	(3,300)
Net loss and comprehensive loss for the period (Restated - note 25)	25	—	—	—	—	(2,780,946)	(2,780,946)

Other comprehensive income for the period (Restated - note 25)	25	—	—	578,265	—	—	578,265
Balance, March 31, 2019 (Restated - note 25)		$20,353,853	$2,806,494	$533,801	$	$(21,757,703)	$1,936,445

Balance, December31, 2019		$45,368,745	$8,093,119	$363,250	$1,924,238	$(49,631,099)	$6,118,253
Share-based payments	18	—	400,862	—	—	—	400,862
RSU's exercised	17,18	25,537	(25,537)	—	—	—	—
Stock options exercised	17,18	166,400	(96,400)	—	—	—	70,000
Warrants exercised	17	1,589,575	(307,364)	—	—	—	1,282,211
Shares issued on business combination	23	2,303,966	—	—	—	—	2,303,966
Shares issued on conversion of debentures		50,000	—	—	—	—	50,000
Issuance of special warrants	17	—	12,216,057	—	—	—	12,216,057
Net loss for the period		—	—	—	143,775	(9,497,170)	(9,353,395)
Other comprehensive income for the period		—	—	(254,347)	(344,446)	—	(598,793)
Balance, March 31, 2020		$49,504,223	$20,280,737	$108,903	$1,723,567	$(59,128,269)	$12,489,161

The accompanying notes are an integral part of these consolidated financial statements.

mCloud Technologies Corp.

Amended Condensed Consolidated Interim Statements of Cash Flows

For the Three Months Ended March 31, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

		Three months ended March 31,
	Notes	2020	2019
2019			Restated
			(note 25)
Cash flows related to the following activities:
Operating activities
Net loss forthe period		(9,353,395)	(2,780,946)
Items not affecting cash:			—
Depreciation and amortization	10,11,12	1,573,516	53,393
Share-based payments	18	400,862	453,341
Finance costs	21	1,465,266	47,819
Finance income		—	(179,403)
Foreign currency exchange		(170,160)	35,993
Current tax income		(150,215)	—
Deferred tax expense		573,682	—
Net change in non-cash working capital items:
Bank indebtedness		(919,990)	(144)
Trade and other receivables		1,093,555	39,497
Long-term receivables		(71,972)	(213,054)
Prepaid expenses and deposits		(646,851)	32,202
Inventory		(15,203)	—
Trade payables and accrued liabilities		(1,311,952)	249,131
Deferred revenue		591,988	908,404
(Repayment of) advances from related party		(685,905)	(209,753)
Lease inducement		—	—
Interest paid		(835,569)	(5,130)
Taxes paid		(158,514)	—
Cash flows used in operating activities		(8,620,857)	(1,568,650)

Financing activities
Repayment of lease liabilities	11	(278,358)	(37,191)
Repayment of loans		(3,113,986)	(28,500)
Proceeds from exercise of stock options, net of issuance costs		70,000	404,164
Proceeds from exercise of warrants, net of issuance costs	17	1,282,104	—
Proceeds from issuance of shares, net of issuance costs	17	12,216,057	—
Cash flow from financing activities		11,964,488	338,473

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

		Three months ended March 31,
	Notes	2020	2019
Investing activities
Acquisition of property and equipment	10	(48,669)	—
Acquisition of royalty agreement	5	—	(204,604)
Acquisition and expenditure of intangible assets		(762,869)	—
Acquisition of business, net of cash acquired	23	116,678	—
Cash flows (used in) provided by investing activities		(694,860)	(204,604)
Increase in cash and cash equivalents		2,648,771	(1,434,781)
Foreign exchange effect on cash held		(141,215)	145,509
Cash and cash equivalents, beginning of period		529,190	1,325,794
Cash and cash equivalents, end of period		3,036,746	36,522

Supplemental cash flow information (note 22)

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

NOTE 1 - INCORPORATION AND OPERATIONS

mCloud Technologies Corp. (the "Company"), formerly Universal mCloud Corp., is a company domiciled in Canada. The Company initially was incorporated in the name of Universal Ventures Inc. ("Universal") pursuant to the British Columbia Business Corporations Act on December 21, 2010. On October 13, 2017, Universal completed a merger agreement with mCloud Corp. ("mCloud") whereby Universal issued 35,844,296 common shares to the shareholders of mCloud, resulting in mCloud's shareholders controlling Universal and therefore constituting a reverse takeover of Universal (the "Transaction"). mCloud was incorporated under the laws of the State of Delaware on December 17, 2016. In conjunction with the Transaction, Universal changed its name to Universal mCloud Corp. On October 23, 2019, Universal mCloud Corp. changed its name to mCloud Technologies Corp.

On April 22, 2019, the Company consolidated Agnity Global Inc., ("Agnity") (note 5). Agnity is a provider of intelligent business communication application solutions and infrastructure for telecommunications and healthcare verticals.

On July 10, 2019, the Company acquired Autopro Automations Consultants Ltd. ("Autopro") located in Alberta, Canada (note 6). Autopro, founded in 1990, is a professional engineering and integration firm that specializes in the design and implementation of industrial automation solutions. Autopro's technology offering follows data from field sensing and control devices to the corporate boardroom. The acquisition of Autopro allows the Company to accelerate the development of AI-powered asset management solutions for oil and gas applications.

On January 24, 2020, the Company acquired CSA, Inc. ("CSA") (note 23). CSA is a leading provider of 3D laser scanning solutions for energy facility management. The CSA acquisition enhances AssetCare through the creation of 3D Digital Twins, or digital replicas of energy assets and process facilities accessed through AssetCare. 3D Digital Twins enable industrial facility operators to substantially and remotely improve the health and efficiency of process assets.

The Company is headquartered in Vancouver, British Columbia, with technology and operations centers in San Francisco, California, Bristol, Pennsylvania, and various cities in Alberta. The Company is an asset care cloud solution company utilizing connected IoT devices, leading deep energy analytics, securing mobile and 3D technologies that rally all asset stakeholders around an Asset-Circle-of-Care™, and providing complete real-time and historical data coupled with guidance and advice.

The Company's shares trade on the TSX Venture Exchange ("TSX.V") under the symbol MCLD and commenced trading on the OTCQB in the United States under the symbol MCLDF on May 18, 2018.

The Company's head and registered office is located at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8.

Going Concern

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation and be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the foreseeable future. In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern, management considers all available information about the future which is at least, but not limited to, twelve months from the end of the reporting period.

During the three months ended March 31, 2020, the Company generated a net loss of $9,353,395 and negative cash flows from operating activities of $8,620,857. As at March 31, 2020, the Company has an accumulated deficit of

$59,128,269 and a working capital deficiency of $3,817,162. Based on current projections, the Company may not have sufficient capital to fund its current planned operations during the twelve-month period subsequent to March 31, 2020. In addition, the outbreak of COVID-19 commencing the period ended March 31, 2020 resulted in a challenging global economic climate that may lead to further adverse changes in cash flows, working capital levels and/or debt balances, which may also have a direct impact on the Company's operating results and financial position, and ability to raise financing. The magnitude of the impact of the COVID-19 outbreak on the Company's business is not known at this time. The continuation of the Company as a going concern is dependent on its ability to achieve positive cash flow from operations, to obtain the necessary equity or debt financing to continue with expansion in the asset care market, and to ultimately attain and maintain profitable operations. These conditions indicate a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.

Subsequent to March 31, 2020 and to date, the Company received funding reliefs totaling $1,223,686 from the US and Canadian government to help alleviate the negative impact of the COVID-19 outbreak to its business. (note 26)

1

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

While the Company has been successful in raising capital in the past, there is no assurance that it will be successful in closing further financings in the future. These consolidated financial statements do not give effect to any adjustments to the carrying value of recorded assets and liabilities, revenue and expenses, the statement of financial position classifications used and disclosures that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

NOTE 2 - BASIS OF PRESENTATION

Statement of compliance

The unaudited condensed consolidated interim financial statements ("interim financial statements") of the Company as at and for the three-month period ended March 31, 2020, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements as set out in International Accounting Standard 34 Interim Financial Reporting ("IAS 34").

The Company has consistently applied the same accounting policies throughout all periods presented except as noted in note 3 for changes and impact of new accounting policies adopted effective January 1, 2020. These interim financial statements do not include all the disclosures required for a complete set of IFRS financial statements. Accordingly, they should be read in conjunction with the last audited consolidated annual financial statements and notes thereto for the year ended December 31, 2019 ("annual financial statements"), which are available on SEDAR at www.sedar.com. Selected explanatory notes are included in the interim financial statements to explain events and transactions that are significant to an understanding of the changes in the Company's financial position and performance since the last annual financial statements.

These interim financial statements were authorized for issue by the Audit Committee, on behalf of the Board of Directors, on June 24, 2020.

These interim financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. The entities contained in the interim financial statements are as follows:

Entity	Principle activity	Place of business and operations	Functional currency	Equity percentage	Non- controlling interest ("NCI")
mCloud Technologies Corp, (formerly Universal mCloud Corp.)	Parent company	Canada	CDN $
mCloud Technologies (USA) Inc. (formerly Universal mCloud (USA) Corp.)	Operating company	United States	USD$	100%	0%
mCloud Technologies (Canada) Inc.	Operating company	Canada	CDN $	100%	0%
Field Diagnostic Services, Inc. ("FDSI")	Operating company	United States	USD$	100%	0%
NGRAIN (Canada) Corporation ("NGRAIN")	Operating company	Canada	CDN $	100%	0%
NGRAIN (US) Corporation	Operating company	United States	USD$	100%	0%
mCloud Corp. (HK) Corp	Inactive company	Hong Kong	USD$	100%	0%
mCloud (Beijing) Corp	Inactive company	China	RMB$	100%	0%
mCloud (Hubei) Corp	Inactive company	China	RMB$	100%	0%
Autopro Automation Ltd.	Inactive company	Canada	CDN $	100%	0%

2

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

Autopro Automation Consultants Ltd.	Operating company	Canada	CDN $	100%	0%
Autopro Technologies and Engineering Company Private Limited	Inactive company	India	INR	100%	0%
AgnityGlobal, Inc. ("Agnity")	Operating company	United States	USD$	0%	100%
Agnity Communications, Inc. ("ACI")	Operating company	United Stated	USD$	0%	100%
Agnity Healthcare, Inc. ("AHI")	Operating company	United States	USD$	0%	100%
Construction Systems Associates, Inc., USA	Operating company	United States	USD$	100%	0%
CSA Systems, s.r.o	Operating company	Slovakia	Euro	100%	0%
CSA & EBO, spol. s.r.o	Operating company	Slovakia	Euro	100%	0%

Use of Judgements, Estimates and Assumptions

The preparation of these interim financial statements in accordance with IAS 34 requires management to use judgement and make estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities at the date of the interim financial statements, and the reported amounts of revenue and expenses during the reporting periods. The judgements, estimates and associated assumptions are based on historical experience and other factors that management considers to be relevant and are subject to uncertainty. Judgements, estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results could differ from these estimates due to changes in interest rates, foreign exchange rates, inflation, and economic conditions.

The areas of significant judgement and estimation were identified in the Company's annual financial statements for the year ended December 31, 2019, except for judgements pertaining to the adoption of new accounting policies effective on January 1, 2020 (note 3).

NOTE 3 - CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the last annual financial statements. The changes in accounting policies have been considered in the Company's consolidated financial statements as at and for the period ended March 31, 2020.

Conceptual Framework

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting which assists entities in developing accounting policies when no IFRS Standard applies to a particular transaction and helps stakeholders to more fully understand the standards. The revised conceptual framework includes the following clarifications and updates: (a) a new chapter on measurement; (b) guidance on reporting financial performance; (c) improved definitions and guidance, particularly for the definition of a liability; and, (d) clarifications on important items such as the role of stewardship, prudence and measurement uncertainty in financial reporting. The revised conceptual framework is effective for annual reporting periods beginning on or after January 1, 2020 and is applicable to the Company starting January 1, 2020. The adoption of this new standard has not had any impact on the amounts recognized in the Company's interim financial statements.

Definition of Material

In October 2018, the IASB issued Definition of Material (Amendments to IAS 1 and 8) to clarify the definition of 'material' and to align the definition used in the Conceptual Framework and the standards themselves. The amendments are effective for annual reporting periods beginning on or after January 1, 2020 and are applicable to the Company starting January 1, 2020. The adoption of this new standard does not have any impact on the amounts recognized in the Company's interim financial statements.

3

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

Amendments to IFRS 3 Business Combination

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3) which: (a) clarifies that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs; (b) narrows the definition of a business and of outputs by focusing on goods and services provided to customers; and (c) removes certain assessments and adds guidance and illustrative examples. The amendment is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period. The Company adopted the standard effective January 1, 2020 and has been applied to business combinations completed during the period ended March 31, 2020.

NOTE 4 - SEGMENT REPORTING

The Company operates in one operating segment. For the purpose of segment reporting, the Company's Chief Executive Officer (CEO) is the Chief Operating Decision Maker. The determination of the Company's operating segment is based on its organization structure and how the information is reported to CEO on a regular basis. The Company's revenue is generated from its customers in North America. All the Company's assets also reside in North America.

The table below presents significant customers who accounted for greater than 10% of total revenues for the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
	2020	2019
Customer A	22%	n/a
Customer B	14%	n/a
Customer C	below 10%	23%
Customer D	below 10%	22%

The Company's revenue by country for the three months ended March 31, 2020 and 2019 are as follows:

	Three months ended March 31,
	2020|	2019
		Restated – note 25
Canada	$3,795,502	$5,844
United States	2,762,702	321,813
Total	$6,558,204	$327,657

The Company's non-current assets by country are as follows:

	March 31, 2020	December 31,2019
Canada	$39,393,639	$39,572,503
United States	13,983,744	9,448,263
Total	$53.377.383	8 49.020.766

4

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

NOTE 5 - AGNITY ACQUISITION

a)	Acquisition of Royalty interests

On January 22, 2019, the Company executed a Purchase Agreement with Flow Capital Corp. ("Flow") pursuant to which the Company acquired Flow's interest in a Royalty Purchase Agreement ("Royalty Agreement") with Agnity Global, Inc. ("Agnity"). According to the Purchase Agreement, the Company assumed the Royalty agreement and acquired an interest in a financial asset with the following characteristics:

i.	a receivable owing by Agnity to Flow of USD $2,834,750;
ii.	a monthly royalty payment stream until October 31, 2020 equal to the greater of:
•	A monthly amount of USD $41,667; or
•	4.25% of Agnity's revenue for each calendar month; and
iii.	commencing November 1, 2020, a monthly royalty payment stream equal to 4.25% of Agnity's revenue for each calendar month in perpetuity.

The Royalty Agreement includes a formula by which the royalty percentage is proportionately adjusted for any subsequent further advances to or repayments from Agnity.

As consideration for acquiring the interest in the Royalty Agreement, the Company paid $204,604 (USD

$153,227) in cash at the closing date and entered into the following agreements with Flow:

i.	The Company entered into a secured loan agreement with Flow for USD $2,000,000. The loan bears interest at 25% per annum and is due on demand. The Company has the option to repay 100% of the loan, at any time, by paying an amount equal to the principal of the loan and any unpaid interest. Upon prepayment of the loan, the Company, at the option of Flow (the "Flow's option"), shall also pay either:

•	Cash of $525,000; or

•	Issue 150,000 common shares of the Company ("repayment shares")

The fair value of the loan was initially determined to be $2,670,600 (US$2,000,000) which is equivalent to its face value as it is due on demand. It is classified as other financial liabilities and subsequently measured at amortized cost. The fair value of the Flow's option to receive either $525,000 in cash or repayment shares upon prepayment of the loan by the Company was determined to be $606,495 on initial recognition. The Flow option was accounted for as a compound instrument which includes a liability component of $525,000 and an equity conversion option of $81,495. The liability component was classified as other financial liabilities and subsequently measured at the amortized cost while the equity component was accounted for as an equity instrument in contribute surplus. The Company used Black- Scholes option model to determine the fair value of the Flow option using the following inputs at January 22, 2019:

Share price	$3.50
Risk free rate	1.90%
Expected life	0.5 years
Expected volatility	60.00%
Expected dividends	Nil

On July 26, 2019, the Company settled the US$2,000,000 loan and the Flow's option in cash of $2,703,148 and issuance of 150,000 common shares. The value attributable to the Flow's option of $606,495 was reclassified from liabilities and contributed surplus to share capital (note 17 a)).

ii.	The Company also agreed to issue a quantity of its common shares based on the trading price of the Company. Specifically, for the period after January 22, 2019 and prior to January 22, 2025, if the five-day volume weighted average trading price of the Company's common shares equals or exceeds:
•	$10.00, then 150,000 common shares will be issued;
•	$20.00, then 100,000 common shares will be issued;

5

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

•	$30.00, then 100,000 common shares will be issued.

The fair value of these shares issuable to Flow was determined to be $712,000 on initial recognition. They are accounted for as equity instruments and recorded in contributed surplus. The Company used Black-Scholes option model to determine the fair value of these shares using the following inputs at January 22, 2019:

Barrier share price	$10-$30
Risk free rate	1.90%
Expected life	6 years
Expected volatility	80.00%
Expected dividends	Nil

As of March 31, 2020 none of the share trading price threshold noted above had been met.

b)	Acquisition of Agnity

On April 22, 2019, the Company executed an amending agreement with Agnity to modify the terms of the Royalty Agreement acquired. Pursuant to the amending agreement, both parties agree to establish an Operations Committee for which at all time the Company has the right to nominate a majority of the members of the Operations Committee. As consideration for the amendment, the Company has agreed to fix the royalty payment at US$10,000 per month commencing in March 2019 and to assume $43,050 of Agnity's liabilities payable to a 3rd party.

Pursuant to the amending agreement the Company determined that it had obtained control over Agnity and its subsidiaries pursuant to IFRS 10 Consolidated Financial Statements. The Company considered several factors in determining if and when it gained control over Agnity including, if it had the right and ability to direct the relevant activities of the entity, the ability to significantly affect its returns through the use of its rights, and whether it had exposure to variable returns.

Factors evaluated include, but are not limited to, delegation of power by Agnity's Board for the Company to direct Agnity's relevant activities through an Operations Committee controlled by the Company. Determination of whether the Company has obtained control over Agnity involves judgement based on interpretation of the amending agreement with Agnity and identification and analysis of the relevant facts. In addition, judgement was required to determine if the acquisition represented a business combination or an asset purchase. The Company determined that Agnity and its related subsidiaries represented a business as the assets were an integrated set of activities with inputs, processes and outputs.

Accordingly, the acquisition of Agnity is accounted as a business combination effective on April 22, 2019 using the acquisition method in accordance with IFRS 3 Business Combinations. Given the Company owns nil voting interests in Agnity, the non-controlling interest is measured at the 100% of the net identifiable assets of Agnity acquired.

Agnity develops and sells software applications and technology services that enable telecommunication service providers, network equipment manufacturers and enterprises to design, develop, and deploy communication-centric application solutions on a world-wide basis. Taking control of Agnity will enable the Company to have access to Agnity's patented technology and gain access to its customer base. In addition, Agnity's communication platform ensures that AssetCare deployments around the globe are assured of connectivity, supported by Agnity telecommunication solutions.

The following table summarizes the acquisition-date preliminary fair value of each major class of consideration transferred, the recognized amounts of the identifiable assets acquired, and liabilities assumed, and the resulting measurement of 100% NCI recorded by the Company at the date of acquisition:

6

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

Consideration transferred:	Preliminary	Measurement period adjustment	Acquisition date
Change in fair-value of interest in Royalty Agreement (ii)	$167,488	$—	$167,488
Assumption of Agnity's liabilities	43,050	—	43,050
Total consideration transferred	$210,538	$—	$210,538

Fair value of assets and liabilities recognized:	Preliminary (i)	Measurement period adjustments	Adjusted allocation
Cash and cash equivalents	$34,343	$(819)	$33,524
Trade and other receivables	1,218,429	169,294	1,387,723
Prepaid expenses and deposits	52,650	(6,167)	46,483
Long term receivable	115,725	(115,725)	—
Property and equipment	1,400	(119)	1,281
Intangible Asset - Technology	7,744,740	667,650	8,412,390
Intangible Asset - Customer Relationship	2,937,660	(1,468,830)	1,468,830
Accounts payable and accrued liabilities	(3,129,963)	(102,947)	(3,232,910)
Deferred revenue	(457,259)	—	(457,259)
Loans and borrowings (ii)	(5,491,594)	(64,993)	(5,556,587)
Warrant liability (iii)	(737,419)	—	(737,419)
Due to related party	(941,961)	11,353	(930,608)
Deferred income tax liability	(893,316)	448,548	(444,768)
Net identifiable assets acquired (liabilities assumed)	$453,435	$(462,755)	$(9,320)
Allocation to non-controlling interest	$242,897	$(462,755)	$(219,858)

(i)	The preliminary balances are as previously reported in the unaudited condensed consolidated financial statements as at September 30, 2019. The adjusted allocation is as at December 31, 2019. There have been no adjustments during the period ended March 31, 2020. The purchase price allocation will be finalized in Q2 2020.
(ii)	The fair value of interest in the Royalty Agreement at April 22, 2019 was estimated using the discounted cash flow model. The major inputs employed in the model include forecasted royalty payments and the discount rate of 16%.
(iii)	A warrant was issued by Agnity in 2015 which entitles the warrant holder to acquire 6,324,660 common shares of Agnity at the exercise price of $0.000036 per share at any time until April 15, 2022. The exercise price of the warrant is subject to certain anti-dilution adjustment provisions in the event of certain capital or business transactions. The warrant holder has the option to demand a cash settlement of the warrant for US$552,250 at any time prior to its expiry date if the warrant is not exercised. It is classified as other financial liabilities and measured at its redemption amount of US$552,250 or $737,419 in Canadian dollars on acquisition date, which is equivalent to its assessed fair value at March 31, 2020. The fair value in Canadian dollar equivalent as at March 31, 2020 was $774,053.

The fair values assigned to the future tax liability is measured on a provisional basis and may be revised by the Company as additional information is received. The Company is evaluating certain tax positions which, when determined, may result in the recognition of additional assets and liabilities as of the acquisition date. Adjustments made to preliminary figures previously disclosed during the measurement period were due to the additional information obtained by management during the period.

Revenue of $6,010,753 and net income of $1,944,508 from Agnity are included in the consolidated statement of loss and comprehensive loss from the date of acquisition to December 31, 2019. Had the acquisition of Agnity occurred on January 1, 2019, the consolidated revenue would have been $19,898,276 and the consolidated net loss would have been $29,230,362 for the year ended December 31, 2019. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2019. There are no acquisition costs associated with this transaction as the business combination with Agnity was effected by way of assessed control in accordance with IFRS 3 and 10.

7

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

NOTE 6 - AUTOPRO AUTOMATION CONSULTANTS LTD.

On July 10, 2019, the Company closed a series of merger and acquisition transactions resulting in the acquisition of 100% control of Autopro Automation Consultants Ltd. ("Autopro"). The acquisition was completed by way of an amalgamation between 2199027 Alberta Ltd., a subsidiary of the Company, and Fulcrum Automated Technologies Ltd. ("Fulcrum"), an entity established to facilitate the acquisition, with the amalgamated entity being a wholly owned subsidiary of the Company, named Autopro Automation Ltd. Immediately prior to the amalgamation, Fulcrum acquired Autopro. The consideration transferred to the original shareholders of Autopro include cash, issue of promissory notes and 3,600,000 common shares of the Company.

Autopro is a professional engineering and integration firm that specializes in design and implementation of industrial automation solutions, focusing on Canadian oil and gas companies. The acquisition is expected to provide the Company with an increased share of the market through access to Autopro's customer base in the Canadian oil and gas industry.

The following table summarizes the acquisition-date fair value of each major class of consideration transferred, the preliminary recognized amounts of the identifiable assets acquired, and liabilities assumed, and the resulting value of goodwill (the Company anticipates finalizing the final calculations of the deferred income tax calculation within one year from the acquisition date):

Consideration transferred:	Final
Cash consideration	$4,650,689
Fair value of demand promissory notes issued*	18,000,000
Fair value of common shares transferred**	13,320,000
Total consideration transferred	$35,970,689

*Comprised of two promissory notes with fair-value of $6,000,000 and $12,000,000 which were fully repaid and settled on July 10 and August 8, 2019 respectively; there was no gain or loss on settlement.

**The fair value of shares transferred as consideration is based on the quoted share price on the date of acquisition

Fair value of assets and liabilities recognized:

Cash and cash equivalents	$2,227,739
Trade and other receivables (includes Unbilled revenue of $2,347,207)	5,120,830
Prepaid expenses and deposits	611,104
Right-of-use assets	4,303,215
Property and equipment	548,317
Intangible asset - Customer relationships	12,700,000
Intangible asset - Technology	1,800,000
Accounts payable and accrued liabilities	(2,030,470)
Deferred revenue	(133,556)
Lease liabilities	(4,303,215)
Deferred income tax liability	(3,632,250)
Fair value of net assets acquired	$17,211,714
Goodwill	$18,758,975
Goodwill	135,970,689

8

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

There have been no adjustments to the preliminary purchase price allocation recognized at December 31, 2019 in the period ended March 31, 2020. The Company anticipates finalizing the purchase price allocation during Q2 2020.

Goodwill arising from the acquisition is attributable mainly to the skills and technical talent of Autopro's work force and the synergies expected to be achieved from integrating Autopro into the Company's existing business. The talent and domain expertise of Autopro's workforce will enable the Company to establish credibility in the oil and gas, petrochemical, and process manufacturing markets, and accelerate the development of artificial intelligence applications geared toward process industries. None of the goodwill recognized is expected to be deductible for tax purposes.

Revenues of $10,386,313 and net loss of $84,473 from the acquired operations are included in the consolidated statement of loss and comprehensive loss from the date of acquisition to December 31, 2019. Had the acquisition of Autopro occurred on January 1, 2019, the consolidated revenue would have been $34,330,414 and the consolidated net loss would have been $34,989,539 for the year ended December 31, 2019. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2019.

Transaction costs of $9,869,589 were incurred in connection with the acquisition including consulting fees of $750,000, legal and professional fees of $239,589 and fair value of $8,880,000 for 2,400,000 common shares issued to the original shareholders of Fulcrum for brokering and due diligence services and were recognized in the consolidated statement of loss and comprehensive loss.

NOTE 7 - TRADE AND OTHER RECEIVABLES AND LONG-TERM RECEIVABLES

	March 31, 2020	December 31, 2019
Trade receivables from contracts with customers	$3,914,573	$5,255,149
GST/HST tax receivable	371,332	415,966
Income taxes receivable	655,813	141,845
Other receivables	16,300	49,695
Business acquisition receivable	—	214,983
Unbilled revenue (note 8)	1,643,656	658,931
Loss allowance	(284,459)	(174,500)
Trade and other receivables	$6,317,215	$6,562,069

Unbilled revenue relates to the Company's right to consideration for work completed but not billed at the reporting date. Unbilled revenue is transferred to trade and other receivables when services are billed to customers.

As at	March 31,2020	December 31, 2019
Long-term receivables	$5,056,559	$4,702,636
Less: loss allowance	$(226,174)	$(208,401)
Less: current portion of long-term receivables	(2,977,572)	(2,907,806)
Non-current portion of long-term receivables	$1,852,813	$1,586,429

The Company has entered into revenue contracts allowing certain customers making fixed monthly installment payment over an extended period of time, ranging from three to six years, for performance obligations delivered upfront. Interest income is recognized using the effective interest rate method over the relevant contractual term in relation to the financing component of the revenue arrangement. The interest rate is determined based on the market interest rate factoring in the customers' credit rating at the inception of the revenue contract.

9

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

NOTE 8 – REVENUE

In the following table, revenue is disaggregated by major service line and timing of revenue recognition.

For the three months ended March 31	2020	2019
		Restated - note 25
AssetCare solutions recognized upon completion	$2,072,853	$111,004
AssetCare solutions and support recognized overtime	992,545	216,653
Engineering services recognized overtime	3,492,806	—
Total	$6,558,204	$327,657

Significant changes in unbilled revenue and deferred revenue balances during the period are as follows:

	Unbilled revenue (note 7)	Deferred Revenue
Balance at January 1,2019	$—	$133,678
Acquired in business combination (note 6)	$2,347,207	$133,556
Acquired in business combination (note 5)	—	457,259
Additions	9,595,535	5,309,436
Less:Transferred to trade and other receivables	(11,278,312)	—
Less: Recognized in revenue	—	(4,878,419)
Less: Loss allowance	(5,499)	—
Currency translation adjustment	—	(17,229)
Balance at December 31,2019	$658,931	$1,138,281
Acquired in business combination	$117,686	$2,655
Additions	4,872,706	1,863,778
Less:Transferred to trade and other receivables	(4,045,872)	—
Less: Recognized in revenue	—	(1,034,266)
Less: Loss allowance	—	—
Currency translation adjustment	40,205	95,675
Balance at March 31, 2020	$1,643,656	$2,066,123

10

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

NOTE 9 - PREPAID EXPENSES AND DEPOSITS

	March 31, 2020	December 31, 2019
Prepaid insurances	$74,650	$102,888
Deposits	612,780	149,716
Deferred finance costs	—	154,834
Other prepaid costs	1,165,332	419,881
Prepaid expenses and deposits	$1,852,762	$827,319
Less: current portion of prepaid expenses and deposits	1,767,281	740,406
Long term portion of prepaid expenses and deposits	$85,481	$86,913

NOTE 10 - PROPERTY AND EQUIPMENT

	Office Furniture and Equipment	Leasehold Improvements	Computer Equipment	Total
Costs:
Balance at December 31,2018	$10,117	$239,555	$52,966	$302,638
Additions	30,529	74,641	32,952	138,122
Acquisitions (notes 5 and 6)	253,057	64,366	232,175	549,598
Impairment	—	—	(14,460)	(14,460)
Effect of foreign exchange translation	(1,339)	(1,973)	(6,990)	(10,302)
Balance at December 31,2019	$292,364	$376,589	$296,643	$965,596
Additions	3,629	—	45,040	48,669
Effect of foreign exchange translation	1,281	1,888	10,805	13,974
Balance at March 31,2020	$297,274	$378,477	$352,488	$1,028,23

	Office Furniture and Equipment	Leasehold Improvements	Computer Equipment	Total
Accumulated Depreciation:
Balance at December 31,2018	$410	$13,433	$13,318	$27,161
Depreciation	44,729	71,143	123,272	239,144
Effect of foreign exchange translation	(1,321)	(1,577)	(8,363)	(11,261)
Balance at December 31,2019	$43,818	$82,999	$128,227	$255,044
Depreciation	19,502	20,491	54,201	94,195
Effect of foreign exchange translation	1,274	1,835	7,779	10,888
Balance at March 31,2020	$64,594	$105,325	$190,207	$360,127
Carrying amounts:
Balance at December 31, 2019	$248,546	$293,590	$168,416	$710,552
Balance at March 31,2020	$232,680	$273,152	$162,281	$668,112

11

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

NOTE 11 – LEASES

The Company leases buildings for its office space. The leases of office space run for a period ranging from 3 to 5 years. Some leases include an option to renew the lease for an additional period of the same duration after the end of the contract term. The Company also leases equipment and vehicles with lease terms of 3 to 5 years. In some cases, the Company has options to purchase the assets at the end of the contract term.

Right-of-use assets:

	Office	Vehicles	Equipment	Total
Balance at December 31,2019	$3,976,173	$54,028	$176,607	$4,206,808
Additions	—	—	—	—
Acquired right-of-use asset - CSA	222,103	—	—	222,103
acquisition
Depreciation charge for the period	(170,707)	(5,785)	(31,255)	(207,747)
Balance at March 31, 2020	$4,027,569	$48,243	$145,352	$4,221,164

Lease liabilities:

	March 31, 2020	December 31, 2019
Maturity analysis - contractual undiscounted cash flows
Less than one year	$989,615	$1,053,962
One to five years	3,255,945	3,244,150
More than five years	1,161,512	1,342,920
Total undiscounted lease liabilities	$5,407,072	$5,641,032

Lease liabilities	$4,410,430	$4,362,084
Current	$804,833	$720,457
Non-current	$3,605,597	$3,641,627

Amounts recognized in consolidated statements of loss and comprehensive loss:

	Three months ended March 31,
	2020	2019
2020 -Leases under lFRS 16
Interest on lease liabilities recorded in finance costs (note 21)	$89,398	$2,438

Amount recognized in consolidated statement of cash flows:

	Three months ended March 31,
	2020	2019
Total cash outflow for leases	$278,358	$37,191

12

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

NOTE 12 - INTANGIBLE ASSETS AND GOODWILL

Intangible assets:	Patents and Trademarks	Customer Relationships	Technology	Total
Costs:
Balance at December 31,2018	$192,032	$2,118,739	$1,590,958	$3,901,729
Additions	—	—	—	—
Acquisitions (note 5 and 6)	—	14,168,830	10,212,390	24,381,220
Effect of foreign exchange translation	(9,374)	(46,579)	(47,366)	(103,319)
Balance at December 31,2019	$182,658	$16,240,990	$11,755,982	$28,179,630
Additions	—	—	491,235	491,235
Acquisitions (notes 23)	—	—	4,512,406	4,512,406
Effect of foreign exchange translation	16,915	84,044	459,839	560,798
Balance at March 31, 2020	$199,573	$16,325,034	$17,219,462	$33,744,069

	Patents and Trademarks	Customer Relationships	Technology	Total
Accumulated Amortization and impairments:
Balance at December 31,2018	$51,238	$333,430	$349,188	$733,856
Amortization	36,564	1,668,090	1,618,368	3,323,022
Impairment	—	—	507,433	507,433
Effect of foreign exchange translation	(3,219)	(23,895)	(28,656)	(55,770)
Balance at December 31,2019	$84,583	$1,977,625	$2,446,333	$4,508,541
Amortization	8,835	616,717	655,005	1,280,557
Effect of foreign exchange translation	8,145	64,717	91,271	164,133
Balance at March 31, 2020	$101,563	$2,659,059	$3,192,609	$5,953,231

Carrying amounts:
Balance at December 31,2019	$98,075	$14,263,365	$9,309,649	$23,671,089
Balance at March 31, 2020	$98,010	$13,665,975	$14,026,853	$27,790,838

Goodwill:	March 31, 2020	December 31, 2019
Opening Balance	$18,758,975	$—
Acquisition (note 6)	—	18,758,975
Ending Balance	$18,758,975	$18,758,975

13

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

NOTE 13 - TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31, 2020	December 31, 2019

Trade payables	$3,811,093	$4,513,404
Accrued salaries	1,591,356	1,438,723
Accrued liabilities	2,132,222	2,218,433
Interest payable (note 16)	199,653	390,662
Other	463,102	276,145
	$8,197,426	$8,837,367

NOTE 14 - BUSINESS ACQUISITION PAYABLE

	March 31, 2020	December 31, 2019

Opening balance (i)	$1,043,314	$1,088,791
Contingent consideration recognized at acquisition of CSA (ii) (note 23)	1,734,866	—
Effect of foreign exchange differences	88,973	(45,477)
Business acquisition payable	$2,867,153	$1,043,314
Less: current portion of business acquisition payable	$2,165,830	$1,043,314
Long-term portion of business acquisition payable	$701,323	$—

(i)  The opening balance for the year ended December 31, 2019 relates to the acquisition consideration payable associated with the FDSI acquisition completed in 2017. Management has ascertained certain contractual obligations contained in the original purchase agreement with the sellers of FDSI may not have been fully met which may result in a reduction of the business acquisition payable in future periods.

(ii)  The amount represents the contingent consideration associated with the acquisition of CSA. This amount is payable over two years from the date of the acquisition, in cash and in common shares of the Company, to the former shareholders of CSA.

NOTE 15 - LOANS AND BORROWINGS

	March 31, 2020	December 31, 2019
Debenture payable to Industry Canada (a)	$67,283	$63,968
Oracle financing (b)	—	205,887
Prosperity facility (c)	686,550	780,118
Term loan (d)	12,197,622	12,572,479
Promissory note (e)	—	500,000
Loan payable (f)	$335,407	$—
Carrying value of debt at amortized cost	$13,286,862	$14,122,452
Less: unamortized debt issuance costs	(139,192)	(149,397)
Less: current portion of loans and borrowings	(2,570,551)	(3,004,717)
Long term portion of loans and borrowings	$10,577,119	$10,968,338

a)	The debenture payable, due to Industry Canada is repayable in annual installments of $28,500 on June 30 of each year until June 30, 2021, is unsecured and bears no interest. As this amount is to be settled in less than three years, the balance was initially recorded at the present value discounted at 21.0% which was determined to be the market rate of interest at its inception.

14

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

b)	The balance relates to amounts due under a payment arrangement with Oracle Credit Corporation. It is unsecured, bears interest at 5%, and was paid in full in the first quarter of 2020.
c)	On December 19, 2018, ACI and Prosperity Funding, Inc. ("Prosperity"), an unrelated party, entered into a factoring and security agreement with full recourse. Pursuant to the agreement, Prosperity advances funds to ACI for the right to collect cash flows from factored accounts receivable and charges fees for its services. Prosperity advances funds to ACI at 85% of accounts receivable factored. The outstanding balance bears an interest that equals a prime rate, as published by the Wall Street Journal, plus 3.99% (with prime rate floor being 5.25%).
d)	On August 7, 2019, a subsidiary of the Company, Autopro, entered into a term loan facility with Integrated Private Debt Fund VI LP in the amount of $13,000,000 (the "Loan"). Proceeds of the Loan of $12,833,500, net of transaction costs of $166,500, were used to fund the repayment of certain outstanding notes of the Company related to its acquisition of Autopro (note 6) and for working capital purposes. The Loan bears an interest of 6.85% per annum and requires blended monthly payments of principal and interests based on a seven-year amortization schedule. The Loan matures on August 7, 2026. The Loan is secured against the assets of Autopro and the Company. Autopro is also required to maintain the following financial covenants tested on a rolling four quarter consolidated basis:
•	A ratio of total funded debt to EBITDA equal or less the specified thresholds;
•	A ratio of debt service coverage equal to or greater than the specified thresholds.

Autopro was approved by Integrated Private Debt Fund VI LP to test its first quarterly financial covenant as of October 31, 2019 based on its rolling four quarter results from November 1, 2018 to October 31, 2019, and thereafter to test its covenant compliance based on calendar quarters starting from the quarter ended December 31, 2019. Subsequently, Integrated Private Debt Fund VI LP waived the requirement to test covenants for the quarter ended March 31, 2020.

e)	On December 27, 2019, the Company issued a promissory note to a shareholder of a Company for $500,000 and a lump sum interest of $10,000. The promissory note was paid on January 16, 2020.

f)	On January 24, 2020, the Company completed the acquisition of CSA, Inc. (note 23) which resulted in an assumption of a loan to a former shareholder of CSA, Inc. The loan is due on demand and bears no interest.

NOTE 16 - CONVERTIBLE DEBENTURES

	March 31, 2020	December 31, 2019
Opening Balance	$17,753,016	$—
Proceeds from issuance of convertible debentures	$—	$23,507,500
Transaction costs	—	(703,451)
Total	$17,753,016	$22,804,049
Equity component, net of transaction cost of $192,657	—	(6,153,867)
Conversion of debentures into units	(50,000)	—
Interest paid	(596,478)	(1,027,413)
Accreted interest at effective interest rate of 24%	1,056,751	2,130,247
Carrying amount of liability component	$18,163,289	$17,753,016
Less: accrued interest recorded in trade payables and accrued liabilities (note 13)	(199,653)	(217,070)
Long term portion of convertible debentures	$17,963,636	$17,535,946

On July 11, 2019, the Company completed a private placement offering of convertible unsecured subordinated debentures (the "Debentures") at a price of $100 per Debenture (the "Offering") for total aggregate gross proceeds of $23,507,500 and net cash proceeds of $22,865,049. The private placement was completed in three separate tranches including the first tranche of the Debentures for gross proceeds of $16,659,000 closed at June 24, 2019, the second tranche for gross proceeds of $1,740,000 closed at June 28, 2019, and the final tranche for gross proceeds of $5,108,500 closed at July 11, 2019.

15

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

The Debentures bear interest from each applicable issuance date at a rate of 10% per annum, calculated and paid quarterly on the last day of August, November, February and May of each year. The first interest payment was due on August 31, 2019 and consisted of interest accrued from and including the closing of each tranche of the Offering (each, a "Closing Date") to August 31, 2019. The Debentures mature on May 31, 2022 (the "Maturity Date"), and the principal amount is repayable in cash upon maturity if the Debentures have not been converted.

The principal amount of the Debentures is convertible into units of the Company (the "Units") at the option of the holder at any time prior to the close of business on the last business day immediately preceding the Maturity Date, at a conversion price of $5.00 per Unit (the "Conversion Price"). Holders converting their Debentures will receive accrued and unpaid interest thereon in cash for the period from and including the date of the last interest payment date to, but excluding, the date of conversion. Each Unit is comprised of one common share of the Company (each, a "Common Share") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant is exercisable to acquire one Common Share at an exercise price of $7.50 per Common Share until the date that is the earlier of 60 months following the initial Closing Date and the date specified in any acceleration notice. In the event of a change of control, the holders of the Debentures have the right to require the Company to either purchase the Debentures at 100% of the principal amount plus unpaid interest to the Maturity Date, or if the change of control results in a new issuer, convert the Debentures into a replacement debenture of the new issuer in the aggregate principal amount of 101% of the aggregate principal amount of the Debenture.

The Company incurred cash transaction costs of $642,451 and non-cash transaction costs of 59,871 broker warrants valued at $61,000 (note 17 (b))). The transaction costs were allocated between the debt host liability component and the equity component on a prorated basis.

Each Debenture contains a non-derivative debt host liability, an embedded derivative relating to the holders' put option in the event of change of control and a holders' conversion option:

•	The debt host liability component is classified as a financial liability and on initial recognition was recorded at fair value of $16,650,182, net of transaction costs of $510,794. The fair value of the debt host liability component is calculated using a market interest rate of 25% for an equivalent, non-convertible loan at the date of issue. Judgement was required in determining interest rate that the Company would have had to pay had the Debentures been issued without a conversion feature. Subsequent to initial recognition, the debt host liability is measured at amortized cost and accreted to its face value over the term of the Debentures using an effective interest rate of 24%.
•	The embedded derivative relating to the contingent holders' put option in the event of change of control was recorded separately from the host liability as its characteristics and risks are not closely related to those of the host contract. The embedded derivative component is initially measured at fair value and subsequent changes in fair value are recorded through profit and loss. The fair value of the embedded derivative at inception of the debentures and at the period end was nominal as the likelihood of a change of control was determined by management to be remote.
•	The holders' conversion option is classified as an equity instrument and on initial recognition recorded at the residual value of $6,346,524. The amount of $4,488,214 after netting of transaction costs of $192,657 and deferred tax effect of $1,665,653 is recorded in contributed surplus at December 31, 2019.

16

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

NOTE 17 - SHARE CAPITAL

a)	Common shares

Authorized: Unlimited number of voting common shares:
Issued and outstanding:	Number of Shares	Amounts ($)
Balance, December 31, 2018	9,090,148	$19,815,174
RSU’s exercised (note 18(b))	35,716	$142,277
Stock options exercised (note 18(a))	152,500	658,074
Warrants exercised (b)	399,528	1,865,773
Consideration for the Autopro Acquisition (note 6)	3,600,000	13,320,000
Shares issued for transaction services relating to Autopro Acquisition	2,400,000	8,880,000
(note 6)
Shares issued on repayment of loan from Flow Capital (note 5(a))	150,000	606,495
Shares issued for settlement of debt (i)	20,896	84,252
Common share issuance costs	—	(3,300)
Balance, December 31, 2019	15,848,788	$45,368,745
RSU’s exercised (note 18(b))	4,999	$25,537
Stock options exercised (note 18(a))	20,000	166,400
Warrants exercised (b)	301,177	1,589,468
Consideration for the CSA acquisition (note 23)	380,210	2,304,073
Shares issued on conversion ofdebentures (note 16)	10,000	50,000
Balance, March 31, 2020	16,565,174	$49,504,223

(i)	During February and September 2019, the Company issued 5,896 and 15,000 common shares respectively for settlement of outstanding debt to vendors for services provided. The Company valued these common shares based on the trading price of the Company's shares on the date of issuance.
b)	Warrants

The Company's warrants outstanding as at March 31, 2020 and December 31, 2019 and the changes for the three months ended March 31, 2020 is are as follows:

	Number of Warrants	Weighted Average Exercise Price $
Balance, December 31, 2018	3,313,133	$4.50
Issued	59,871	$4.82
Exercised	(399,528)	(4.32)
Expired	(629,698)	(4.50)
Balance, December 31, 2019	2,343,778	4.54
Issued (i)	3,339,875	$
Exercised	(301,195)	4.26
Expired	(46,258)	4.41
Balance, March 31, 2020	5,336,200	$1.72

(i)	During the three months ended March 31, 2020, the Company issued 3,339,875 (December 31, 2019 - 59,871) warrants, all in connection with the closing of a special warrant financing arrangement (the "Offering") whereby the Company received aggregate gross proceeds of $13,331,500. Each Special Warrant is convertible into one unit of the Company (each, a "Unit") without payment of any additional consideration upon certain conditions being met. Each Unit will consist of one common share of the Company (each, a "Common Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"), with each Warrant being exercisable to acquire one common share of the Company (a "Warrant Share") at an exercise price of C$5.40 per Warrant Share for a term of five years following the closing of the Offering.

17

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

The Special Warrants were offered pursuant to an agency agreement for which the Agents of the transaction received a cash commission of $933,205, or 7% of the gross proceeds under the Offering.

Warrants outstanding as at March 31, 2020 were as follows:

Expiry Date	Exercise Price $	Outstanding Warrants
May 2020	$3.50	53,269
May 2020	—	3,339,875
June 2020	3.50	4,375
October 2020	3.50	25,115
December 2020	5.00	86,625
February 2021	4.50	226,606
March 2021	4.50	871,785
June 2021	4.50	27,500
October 2021	5.00	642,317
June 2022	5.00	57,925
July 2022	5.00	826
	1.74	5,336,218

Weighted average remaining contractual life of outstanding warrants is 0.51 years (2019 - 1.37 years).

NOTE 18 - SHARE BASED COMPENSATION

On December 17, 2016, the Company established an equity incentive plan (the "Plan") which provides for the granting of incentive stock options, non-statutory stock options, share appreciation rights, restricted share awards, restricted share unit awards, and other share awards (collectively "Share Awards") to selected directors, employees and consultants for a period of 10 years from the establishment of the Plan. The Plan is intended to help the Company secure and retain the services and provide incentives for increased efforts for the success of the Company. The Board of Directors grants Share Awards from time to time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Company, its current stage of development, the need to retain or attract particular key personnel, the number of Share Awards already outstanding and overall market conditions.

The number of common shares reserved for issuance under the Plan will not exceed 10% of the Company's issued and outstanding common shares at the time of any grant (the "Share Reserve"). Repurchase or return of previously issued shares to the Plan increase the number of shares available for issue.

The Company's recorded share based compensation for the period ended March 31, 2020 and 2019 comprised the following:

	2020	2019
		Restated - note 25
Stock options (a)	$231,258	$198,203
Restricted share units (b)	169,604	255,138
	$400,862	$453,341

18

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

a)	Stock Options

Under the Company's Plan, the maximum number of shares reserved for exercise of all options granted by the Company may not exceed 10% of the Company's shares issued and outstanding at the time the options are granted. The exercise price of each option granted under the Plan is determined at the discretion of the Board but shall not be less than the Discounted Market Price (as defined in the policies of the Exchange), or such other price as permitted pursuant to a waiver obtained from the Exchange, of Common Shares on the effective date of grant of the option. The vesting provisions for issued options are determined at the discretion of the Board.

Each vesting tranche in an award is considered a separate award with its own vesting period. The stock options granted have various vesting terms ranging from immediate vesting to 3 years. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Movements in the number of stock options outstanding and their related weighted average exercise prices are as follows:

	Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, December 31,2018	285,000	$3.90	4.18
Granted	969,833	3.74	6.36
Exercised	(152,500)	3.54	4.98
Cancelled	—	—	—
Forfeited	(53,350)	3.45	6.37
Balance, December 31,2019	1,048,983	$3.83	5.97
Granted	10,000	$4.25	10.00
Exercised	(20,000)	3.50	3.96
Cancelled	(100,000)	3.50	2.45
Forfeited	(44,500)	3.91	7.82
Balance, March 31, 2020	894,483	$3.87	6.36

The Company fair valued the options using the Black-Scholes option pricing model with the following inputs:

	2020	2019
Grant date share price	$4.35	$2.90-$4.15
Exercise price	$4.25	$2.90-$4.30
Risk free rate	0.64%	1.27%-1.91%
Expected life, years	6.50	0.16-6.50
Expected volatility	64%	55% - 79%
Expected dividends	- %	- %
Forfeiture rate	- %	- %

19

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

Total fair value of stock options granted during the 3 month ended March 31, 2020 was $26,020 (3 months ended 2019 - $157,191). As at March 31, 2020, unrecognized share-based compensation expense related to non- vested stock options granted is $809,168 (March 31, 2019 - $1,693,410).

Stock options outstanding and exercisable at March 31, 2020 are as follows:

Expiry Date	Exercise Price $	Number of Options
June 25,2022	$3.50	$58,333
April 12, 2023	3.50	38,333
December 13,2023	6.01	40,000
January 2,2024	2.90	3,333
January 22,2024	3.45	1,667
February 19,2024	3.35	6,667
February 19,2024	3.50	63,750
February 25,2024	3.40	35,033
April 2, 2024	4.10	67,500
	$3.93	$314,615

b)	Restricted Share Units

RSUs have various terms ranging from immediate vesting up to three years. However, vesting may be accelerated, or different vesting schedules may be implemented, at the discretion of the compensation committee. Vested RSUs are satisfied by the Company through issuance of common shares to the holder equal to the number of vested RSUs. The issuance of shares to satisfy vested RSUs is initiated by the holder of the RSUs. RSUs earn additional RSUs for the dividends that would otherwise have been paid on the RSUs as if they had been issued as of the date of the grant. The number of additional RSUs is calculated using the average market price of the Company's shares in the five days immediately preceding each distribution.

The Company's obligation to issue shares on the vesting of RSU's is an unfunded and unsecured obligation of the Company.

A continuity of RSUs is as follows:

Balance, December 31, 2018	305,333
Granted	214,919
Exercised	(35,716)
Forfeited	(29,167)
Balance, December 31, 2019	455,369
Granted	20,000
Exercised	(4,999)
Balance, March 31, 2020	470,370

During the period ended March 31, 2020 the Company awarded 20,000 RSU's to directors of the Company with a total fair value of $87,300. The fair value of each RSU is based on the market price of the Company's common shares on the date of grant. As at March 31, 2020, unrecognized share-based compensation expense related to non-vested RSUs granted is $620,069.

20

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

NOTE 19 - FINANCIAL INSTRUMENTS

Fair values

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs in the valuation techniques as follows:

•	Level 1 Quoted (unadjusted) market prices in active markets for identical assets or liabilities
•	Level 2 Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
•	Level 3 Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

The carrying values of cash and cash equivalents, trades and other receivables, bank indebtedness, trade payables and accrued liabilities, business acquisition payable, and due to and from related parties approximate their fair values due to the immediate or short-term nature of these instruments. The fair values of long-term receivables, loans and borrowings and convertible debentures approximate their carrying values as they were either recently issued by the Company or fair valued as part of the acquisition purchase price allocations. There has been no significant change in credit and market interest rates since the date of their issuance.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Capital and Risk Management

The Company's objective and polices for managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Company manages its capital structure and makes changes based on economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities. In order to maintain or adjust its capital structure, the Company may issue new equity instruments or raise additional debt financing.

The Company is exposed to a variety of financial risks by virtue of its activities: market risk credit risk, interest rate risk, liquidity risk and foreign currency risk. The Board of Directors has overall responsibility for the determination of the Company's capital and risk management objectives and policies while retaining ultimate responsibility for them. The Company's overall capital and risk management program has not changed throughout the year. It focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. The finance department identifies and evaluates financial risks in close cooperation with management.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company is mainly exposed to credit risk from credit sales. Management of the Company monitors the credit worthiness of its customers by performing background checks on all new customers focusing on publicity, reputation in the market and relationships with customers and other vendors. Further, management monitors the frequency of payments from ongoing customers and performs frequent reviews of outstanding balances. The Company considers that there has been a significant increase in credit risk when contractual payments are more than 90 days past due.

Provisions for outstanding balances are set based on forward looking information and revised when there is a change in the circumstances of a customer that would result in financial difficulties as indicated through a change in credit quality or industry factors and create doubt over the receipt of funds. Such reviews of a customer's circumstances are done on a continued basis through the monitoring of outstanding balances as well as the frequency of payments received. An accounts receivable is completely written off once management determines the probability of collection to be not present.

The Company applies IFRS 9 simplified approach to measuring expected credit losses which uses the lifetime expected credit loss allowance for all trade and other receivables, unbilled revenue and long-term receivables. To measure the expected credit losses, trade receivables and other receivables, unbilled revenue and long-term receivables have been grouped based on similar credit risk profiles and the days past due. Unbilled revenue has lower risk profile as the trade receivables for the same type of contracts and therefore expected credit losses is estimated based on specific facts and circumstances at each reporting date. The Company has therefore concluded that the expected loss rates for the trade receivables are a reasonable approximation of the loss rates for unbilled revenue. The expected loss rates are based on payment profiles over period of time and the corresponding historical credit losses experienced over this same period. The Company also record specific credit loss allowance based on facts and circumstances on specific customers when indicator of loss is identified. The historical loss rates are adjusted to reflect relevant factors affecting the ability of the customer to settle the receivables.

21

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

As at March 31, 2020, the loss allowance was $510,633 (December 31, 2019 - $382,901). The entirety of the loss allowance relates to provision for bad debt on trade and other receivables and long-term receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk with respect to its cash and cash equivalent; however, the risk is minimal because of their short-term maturity. All of the Company's interest-bearing debt instruments have fixed interest rates and are not subject to interest rate cash flow risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, external financing or key management to provide sufficient liquidity to meet budgeted operating requirements. Taking into consideration the Company's current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review its needs to seek financing opportunities in accordance to its capital risk management strategy. The Company had cash of $3,036,746 and $529,190 as at March 31, 2020 and December 31, 2019, respectively.

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains financial instruments and enters into transactions denominated in foreign currencies, principally in USD, which exposes the Company to fluctuating balances and cash flows due to various in foreign exchange rates.

Assuming all other variables remain constant, a fluctuation of +/- 5.0% in the exchange rate between CAD and USD would impact the net loss for the period by approximately $116,000 (2019 - 35,000).

NOTE 20 - RELATED PARTY TRANSACTIONS

The related party transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company defines key management personnel as being the directors and key officers.

For the three months ended March 31, 2020 and 2019, the compensation awarded to key management personnel is as follows:

	Three Months Ended March 31,
	2020	2019
Salaries, fees and short-term benefits	$424,832	$261,049
Share-based compensation	181,052	88,831
	$605,884	$349,880

22

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

Due from related party

At March 31, 2020, the Company had a $32,464 (December 31, 2019 - nil) of receivable, non-interest bearing, with a shareholder of the Company.

Due to related party

At March 31, 2020, the Company had $867,180 (December 31, 2019 - $799,038) due to an entity controlled by the principal owner of Agnity for purchase of assets. The amount is unsecured, non-interest bearing and due on demand. This amount was included in the net identifiable assets (liabilities) of Agnity.

Related party transactions

On May 15, 2019, the Company, through its wholly owned subsidiary, mCloud Technologies (Canada) Inc., executed a Master Services and Development Agreement ("MSDA") with a related party entity sharing a common key management personnel. The related party entity was engaged to assist in the development of temperature and occupancy sensors specific to the Company's needs. During the three months ended March 31, 2020, the Company recognized $130,000 (March 31, 2019 - nil) in capitalized research and development expenses relating to the MDSA. There were no outstanding payable balances in connection with the MDSA as at March 31, 2020.

The Company engaged an entity partially owned by the principal owner of Agnity to perform consulting services in the amount of $611,295 (March 31, 2019 - nil). At March 31, 2020, the Company had $1,441,125 (December 31, 2019 -

$1,533,117) due to the entity, the balance is included in trade payables and accrued liabilities balance.

NOTE 21 - FINANCE COSTS

For the three months ended March 31:

	2020	2019
Interest on loans and borrowings	$319,117	$45,381
Interest on convertible debentures (note 16)	1,056,751	—
Interest on lease liabilities	89,398	2,438
	$1,465,266	$47,819

NOTE 22 - SUPPLEMENTAL CASH FLOW INFORMATION

The following are non-cash investing and financing activities that occurred during the three months ended March 31, 2020 and 2019:

	2020	2019
Addition to right of use assets	$222,103	$285,086
Addition to lease liabilities	222,103	402,383
Shares issued in business combination (note 23)	2,304,073	—
Shares issued on conversion of debentures	50,000	—
Settlement of liabilities through issuance of shares	—	19,752
Share issued to extinguish the loan from Flow Capital	—	712,000
Non-cash accretion of interest included in the finance costs	648,051	2,438

23

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

NOTE 23 - CSA ACQUISITION

On January 24, 2020, the Company completed its acquisition of CSA. The acquisition was accounted for as a business combination using the acquisition method whereby the net assets acquired, and the liabilities assumed were recorded at fair value.

The allocation of the purchase consideration to the estimated fair value of the net assets acquired is presented below:

Consideration transferred:	Preliminary
Cash consideration	$298,086
Fair value of common share consideration	2,303,967
Fair value of contingent consideration payable	1,734,866
4,336,919
Fair value of assets and liabilities recognized:
Current assets	769,790
Non-current assets	4,804,249
Current liabilities	(634,623)
Non-current liabilities	(602,497)
4,336,919

The fair value of shares transferred as consideration is based on the quoted share price on the date of acquisition.

Revenues of $397,664 and net income of $314,396 from the acquired operations are included in the consolidated statement of loss and comprehensive loss from the date of acquisition to March 31, 2020. Had the acquisition of CSA occurred on January 1, 2020, the consolidated revenue would have increased by $545,370 and the consolidated net loss would decrease by $330,329 for the period ended March 31, 2020. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2020.

NOTE 24 - BANK INDEBTEDNESS

In August 2019, Autopro amended its credit facilities (collectively referred to as the "Credit Facility"). Under the Credit Facility, Autopro has access to the following funds:

i.	a demand operating revolving loan facility (the "Operating Loan Facility") available by way of loan advances not exceeding in aggregate of $1,750,000; and
ii.	a $750,000 credit card facility (the "MasterCard Facility").

Under the terms of the agreement, Autopro is subject to certain customary financial and non-financial covenants and restrictions. In addition, the Credit Facility is secured by Autopro's current and acquired property, subject only in priority to the security interest of Integrated Private Debt Fund VI LP (note 15d). As at March 31, 2020, Autopro was in compliance with all covenants relating to the Credit Facility.

Operating Loan Facility

Loan advances and other credit under the Operating Loan Facility are available as follows:

a.	CAD account bank overdraft up to an aggregate principal amount not exceeding $1,750,000. Interest payments are based on the Bank's Prime Rate plus 1.00% per annum, calculated monthly in arrears on the daily balance on the last day of each month. As at March 31, 2020, Autopro had a CAD cash balance of

$52,949;

b.	USD account bank overdraft up to an aggregate principal amount not exceeding USD $1,315,789. Interest payments are based on the Bank's US Prime Rate 1.00% per annum on the basis, calculated monthly in arrears on the daily balance on the last day of each month. As at March 31, 2020, Autopro' had a USD bank overdraft of USD $4,860; and

24

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

c.	Letters of Guarantee up to an aggregate amount of $1,000,000, in each case for a maximum term of one year to finance the day to day operations of Autopro. Each issuance is an advance of credit and is required to be immediately reimbursed. Interest on any amount drawn and not immediately reimbursed shall accrue monthly in arrears at a rate of 21% per annum or such other rate as advised by the Bank from time to time. As at March 31, 2020, the advance remains undrawn.

MasterCard Facility

The Mastercard Facility provides security to MasterCard for expenses outstanding on the Company issued credit cards. As at March 31, 2020, the facility remains undrawn.

Bank Overdraft

As at March 31, 2020, the Company had an aggregate bank overdraft of $618,821. The average interest incurred on the overdraft is calculated based on the Bank's Prime rate + 1.00% per annum.

NOTE 25 - CORRECTION OF PRIOR PERIOD ERRORS

Management identified errors related to March 31, 2019 unaudited condensed consolidated interim financial statements resulting from adjustments recorded by the Company at September 30, 2019 and December 31, 2019 that had impact on prior quarters. These errors have been corrected retrospectively in accordance with IAS 8 Accounting policies, Changes in Accounting Estimates and Errors. The effect of the restatement as a result of the correction of these errors on the previously reported unaudited condensed consolidated interim statements of loss and comprehensive loss for the three months ended March 31, 2019 is summarized below:

Condensed consolidated interim statement of loss and comprehensive loss for the three months ended March 31, 2019:

	As filed	Reclassification*	Adjusted for reclassification	Adjustments		Restated
Revenue	1,349,657	—	1,349,657	(1,022,000)	(a)	327,657
Cost of sales	173,819	(135,407)	38,412	-		38,412
	1,175,838	135,407	1,311,245	(1,022,000)		289,245
Expenses						-
Salaries, wages and benefits	736,536	531,874	1,268,410	-		1,268,410
Research and development	246,153	(197,158)	48,995	-		48,995
General and administration	974,823	(672,771)	302,052	-		302,052
Sales and marketing	417,142	157,675	574,817	-		574,817
Professional and consulting fees	1,423,865	—	1,423,865	(908,657)	(a)	515,208
Depreciation and amortization	53,393	—	53,393	-		53,393
Share-based compensation	137,554	315,787	453,341	-		453,341
	3,989,466	135,407	4,124,873	(908,657)		3,216,216
Operating loss	2,813,628	—	2,813,628	113,343		2,926,971
Other expenses (income)						-
Finance costs	47,819	—	47,819	-		47,819
Finance income	—	—	—	(179,403)	(a)	(179,403)
Foreign exchange loss (gain)	(14,441)	—	(14,441)	-		(14,441)
Business acquisition costs	197,245	—	197,245	(197,245)	(a)	—
Loss before tax for the period	3,044,251	—	3,044,251	(263,305)		2,780,946
Current tax expense (income)	35,714	(35,714)	—	-		—
Deferred tax recovery	(1,376,370)	35,714	(1,340,656)	1,340,656	(a)	—
Net loss for the period	1,703,595	—	1,703,595	1,077,351		2,780,946

* The balances in the unaudited condensed consolidated interim financial statements were reclassified to conform with current period presentation which reflects the grouping of expenses by nature.

25

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

Condensed consolidated interim statement of changes in equity for the three months ended March 31, 2019:

	As filed	Adjustment		Restated
Opening balance - December 31, 2018	2,553,170	—		2,553,170
Share-based payments (Restated - note 25)	453,340	—		453,340
RSU's exercised	(1,703,595)	1,703,595	(b)	—
Stock options exercised	404,164	—		404,164
Contingent shares issued to Flow Capital	712,000	—		712,000
Settlement of debt with shares	19,752	—		19,752
Share issuance costs	(3,300)	—		(3,300)
Net loss and comprehensive loss for the period (Restated - note 25)	(1,703,595)	(1,077,351)	(a)	(2,780,946)
Other comprehensive income for the year (Restated - note 25)	—	578,265	(a)	578,265
Balance, March 31,2019	731,936	1,204,509		1,936,445

Condensed consolidated interim statement of cash flows for the three months ended March 31, 2019:

	As filed	Reclassification	Adjusted for reclassification	Adjustments		Restated
Cash flows used in operating activities	$(1,002,041)	$(266,658)	$(1,268,699)	$(299,951)	(a)		$(1,568,650)

Cash flows provided by financing activities	$—	$338,473	$338,473	—			$$338,473

.Cash flows used in investing activities	$(132,789)	$(71,815)	$(204,604)	—		$	$(204,604)

a.	Revenue and expenses cut-off

The Company identified cut-off errors which led to overstatement of revenue and certain expenses. These revenue and expenses were incorrectly recognized in the three-month period ended March 31, 2019, instead of being recognized in the three-month period ended June 30, 2019 when the transaction occurred. The correction of these errors resulted in a $1.0 million decrease in revenue, $0.9 million decrease in professional and consulting fees, $0.2 million increase in finance income, $0.2 million decrease in business acquisition costs, and

$1.3 million decrease in deferred tax recovery. The statement of cash flows for the three-month period ended March 31, 2019 decreased by $0.299 million.

This correction has no impact on the net income for the six-month period ended June 30, 2019.

b.	Clerical Error

The Company identified a clerical error in the statement of changes in equity for the three-month period ended March 31, 2019, where an amount of $1.7 million was incorrectly included. The correction of this error has no impact on the Company's statement of loss and comprehensive loss for the period ended March 31, 2019.

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mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three Months Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

NOTE 26 - EVENTS AFTER REPORTING PERIOD

a.	On February 7, 2020, the Company signed an agreement to acquire technologies from AirFusion, Inc. ("AirFusion"), an artificial intelligence visual inspection and monitoring technology provider based in Boston. The purchase consideration for the acquisition of AirFusion's assets is not material to the Company. AirFusion's AI-derived results from wind turbine blade images are the best the Company has seen, reducing processing times by over 90% without compromising high accuracy. The acquisition of the AirFusion technology gives mCloud a serious competitive edge over other wind blade inspection providers. The acquisition was closed on May 15, 2020. This transaction is accounted for as an asset acquisition.
b.	On April 17, 2020 the Company filed its final short form base shelf prospectus (the "Prospectus"), allowing the Company to offer, from time to time, over a 25-month period, common share, preferred shares, debt securities, subscription receipts, warrants and units with an aggregate value up to $200 million. The Company subsequently filed a prospectus supplement (the "Supplement") on April 30, 2020. Upon filing of the Supplement, each Special Warrant, was automatically exercised to convert into 1.1 units of the Company ("Units"), with each Unit consisting of one common share of the Company and one-half of one common share purchase warrant, with each whole common share purchase warrant exercisable to acquire one common share of the company at a price of $5.40 per common share until January 14, 2025.
c.	On May 26, 2020, the Company signed a subscription agreement for a $4,000,000 unit offering with a prominent investor based in Europe at a price of USD $2.88 per unit. Each unit will consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder to purchase one common share of the Company at an exercise price of USD $3.92 per common shares for a term of five years following the closing of the offering. The closing of this unit offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX Venture Exchange and any applicable securities regulatory authorities.
d.	Subsequent to March 31, 2020, the Company also received funding reliefs totaling $1,223,686 from the US and Canadian government to help alleviate the negative impact of the COVID-19 outbreak to its business.

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